LORD ABBETT INVESTMENT TRUST

                                  AMENDMENT TO
                              DECLARATION OF TRUST

     The undersigned, being at least a majority of the Trustees of Lord Abbett Investment Trust, a Delaware business trust (the "Trust"), organized pursuant to a declaration of trust dated August 16, 1993 (the "Declaration"), do hereby establish, pursuant to Section 5.3 of the Declaration, (i) three new classes of shares for the Series of the Trust named the Core Fixed Income Fund, to be designated the Class A, B, and C shares of such Series and (ii) three new classes of shares for the Series of the Trust named the Strategic Core Fixed Income Fund, to be designated the Class A, B, and C shares of such Series. Any variations between the new classes and such other classes of the Trust as to purchase price, determination of net asset value, the price, terms and manner of redemption, special and relative rights as to dividends and on liquidation, and conditions under which such classes shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

     This instrument shall constitute an amendment to the Declaration.

     IN WITNESS WHEREOF, the undersigned have executed this instrument this 9th day of March, 2000.


/s/ Robert S. Dow                   /s/ William H. T. Bush
Robert S. Dow                       William H.T. Bush


/s/Robert C. Calhoun
Robert C. Calhoun                   C. Alan MacDonald


/s/ E. Thayer Bigelow               /s/ Hansel B. Millican, Jr.
E. Thayer Bigelow                   Hansel B. Millican, Jr.


/s/ Thomas J. Neff                  /s/ Stewart S. Dixon
Thomas J. Neff                      Stewart S. Dixon


/s/ John C. Jansing
John C. Jansing